UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-36206

500.com LIMITED

12F, West Side, Block B, Building No. 7

Shenzhen Bay Eco-Technology Park

Nanshan District

Shenzhen, 518115

People’s Republic of China

(86 755) 8633 0000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Notice of Form 12b-25 filing for late filing of Form 20-F

500.com Limited (the “Company”) reports that it has filed a Form 12b-25 with the Securities and Exchange Commission on June 15, 2020 for late filing of its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”). Absent the Form 12b-25, the 2019 Annual Report was due to be filed by June 15, 2020, pursuant to the Company’s prior Current Report on Form 6-K dated April 29, 2020.

On December 31, 2019, the Company announced that its Board of Directors (the “Board”) had formed a Special Investigation Committee (the “SIC”) to internally investigate alleged illegal money transfers and the role played by consultants following the arrest of one consultant (also a former director of the Company’s subsidiary in Japan) and two former consultants by the Tokyo District Public Prosecutors Office. On January 16, 2020, the Company announced that the SIC had retained King & Wood Mallesons LLP (“KWM”) as its legal advisor to assist with its internal investigation.

As of today, the internal investigation being conducted by KWM is still in progress. Accordingly, the Company currently is unable to conclude what impact it may have on the Company’s financial statements and internal control over financial reporting. In addition, Friedman LLP (“Friedman”), the Company’s independent registered public accounting firm, has not completed its audit of the Company’s financial statements and audit of the Company’s internal control over financial reporting as of December 31, 2019, due to the impact of COVID-19 and because the abovementioned internal investigation is still in progress.

The Company expects to file the 2019 Annual Report once the abovementioned internal investigation is completed, its financial statements for the fiscal year ended December 31, 2019 are finalized, and both the Company and Friedman have completed their assessment of the Company’s internal control over financial reporting as of December 31, 2019.

Special Note Concerning Forward-Looking Statements

This Current Report on Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended by the U.S. Private Securities Litigation Reform Act of 1995. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s 2019 Annual Report. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its 2019 Annual Report. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

500.com LIMITED

By:	/s/ Zhaofu Tian
Name:	Zhaofu Tian
Title:	Interim CEO

Date: June 15, 2020